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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9

                               (Amendment No. 2)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                                E-SYSTEMS, INC.
                          (Name of Subject Company)

                                E-SYSTEMS, INC.
                     (Name of Person(s) Filing Statement)

                   Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                                 269157 30 1
                    (CUSIP Number of Class of Securities)

                          Michael C. Eberhardt, Esq.
                          Vice President, Secretary
                             and General Counsel
                               6250 LBJ Freeway
                               P.O. Box 660248
                           Dallas, Texas 75266-0248
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

                               With a Copy to:

                           Peter Allan Atkins, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000


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                              (Page 1 of 5 Pages)
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        This Amendment No. 2 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9, dated April 3, 1995, as amended (the "Schedule 14D-9"), of E-Systems, Inc., a Delaware corporation (the "Company"), filed in connection with the Offer as set forth in the Schedule 14D-9. Capitalized terms used herein shall have the definitions set forth in the
Schedule 14D-9 unless otherwise provided herein.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    (e) Litigation

        On April 5, 1995, Leon Sarfan and Edith Citron, alleged stockholders of the Company, filed an amended complaint in the Court of Chancery in Delaware. The amended complaint supplements the complaints filed by each of these plaintiffs on April 3, 1995, and alleges, in addition to various of the allegations described in their original complaints (filed as exhibits to Amendment No. 1 to the Schedule 14D-9) and among other things, that various of the defendants have breached their fiduciary duties to plaintiffs in connection with the Offer and the Merger by (a) failing to play an active and direct role in the sale of the Company and (b) failing to disseminate completely all material information in connection with the Offer and the Merger. The amended complaint seeks, in addition to various of the remedies described in the original complaints, a court order requiring the defendants to disseminate completely all material facts to enable the Company's stockholders to make an informed decision whether to accept the Offer. A copy of the amended complaint is attached hereto as Exhibit 15, and is incorporated herein by reference. This summary is qualified in its entirety by reference to the full text of the amended complaint.

    (f) Annual Slockholders Meeting

        On March 24, 1995, the Company mailed a Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy to all stockholders of record on March 3, 1995 in connection with the Company's Annual Meeting of Stockholders (the "Annual Meeting") to be held on April 26, 1995. In light of the Offer, which has a scheduled expiration date of April 28, 1995, the Company's Board of Directors has determined to postpone the Annual Meeting until further notice. On April 12, 1995, the Company began mailing a notice to stockholders informing them of the Board's decision. A copy of this notice is attached hereto as Exhibit 16, and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT
           NO.
         -------

        Exhibit 15 Amended Complaint in Leon Sarfan v. E-Systems, Inc. (C.A. No. 14171) and Edith Citron v. Roland Haden (C.A. No. 14172), filed in the Court of Chancery in Delaware on April 5, 1995.

        Exhibit 16  Notice to Stockholders, dated April 12, 1995.


                              (Page 2 of 5 Pages)
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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, l995

                                        By /s/ Michael C. Eberhardt
                                           ------------------------------
                                           Michael C. Eberhardt
                                           Vice President, Secretary and
                                           General Counsel

                              (Page 3 of 5 Pages)
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                               INDEX TO EXHIBITS

Exhibit No.                       Description
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Exhibit 1   Agreement and Plan of Merger, dated as of April 2, 1995, by and among E-Systems, Inc., RTN Acquisition Corporation and Raytheon Company.*

Exhibit 2 Confidentiality Agreement, dated January 23, 1995, between E-Systems, Inc. and Raytheon Company.*

Exhibit 3 Press Release issued jointly by Raytheon Company and E-Systems, Inc., dated April 3, 1995.*

Exhibit 4   Letter to Stockholders of A. Lowell Lawson, dated April 3, 1995.*

Exhibit 5   Opinion of CS First Boston Corporation, dated April 2, 1995.*

Exhibit 6   Opinion of Morgan Stanley & Co. Incorporated, dated April 2, 1995.*

Exhibit 7 Complaint in Leon Sarfan v. E-Systems, Inc. (C.A. No. 14171), filed in the Court of Chancery in Delaware on April 3, 1995.**

Exhibit 8 Complaint in Edith Citron v. Roland Haden (C.A. No. 14172), filed in the Court of Chancery in Delaware on April 3, 1995.**

Exhibit 9 Complaint in George R. Savani v. James A. Bitonli (C.A. No. 14174), filed in the Court of Chancery in Delaware on April 3, 1995.**

Exhibit 10 Complaint in Ruth Ellen Rosenfelder v. C. Roland Haden (C.A. No. 14175), filed in the Court of Chancery in Delaware on April 3, 1995.**

Exhibit 11 Complaint in Frederick Rand v. Lowell Lawson (C.A. No. 14176), filed in the Court of Chancery in Delaware on April 3, 1995.**

Exhibit 12 Complaint in Max Fecht v. A. Lowell Lawson (C.A. No. 14178), filed in the Court of Chancery in Delaware on April 4, 1995.**

Exhibit 13 Complaint in Moise Katz v. C. Roland Haden (C.A. No. 14180), filed in the Court of Chancery in Delaware on April 4, 1995.**

Exhibit 14 Complaint in Charlotte Heller v. C. Roland Haden (C.A. No. 14181), filed in the Court of Chancery in Delaware on April 4, 1995.**

Exhibit 15 Amended Complaint in Leon Sarfan v. E-Systems, Inc. (C.A. No. 14171) and Edith Citron v. Roland Haden (C.A. No. 14172), filed in the Court of Chancery in Delaware on April 5, 1995.

                              (Page 4 of 5 Pages)
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Exhibit 16  Notice to Stockholders, dated April 12, 1995.

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*  Previously filed with the Schedule 14D-9.
** Previously filed with Amendment No. 1 to Schedule 14D-9.

                              (Page 5 of 5 Pages)